Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180580

Prospectus

RRsat Global Communications Network Ltd.

12,355,040 Ordinary Shares

This prospectus relates to up to 12,355,040 ordinary shares that the selling shareholders named in this prospectus or their transferees, pledgees, donees or their successors may offer from time to time.

The selling shareholders may sell all or a portion of the ordinary shares beneficially owned by them in an offering underwritten and/or managed by an investment banking firm or broker-dealer in open market transactions, privately negotiated transactions, ordinary brokerage transactions or any other method permitted by applicable law.

We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares offered by this prospectus, and the selling shareholders will bear all expenses in connection with the preparation of this prospectus and any offering of ordinary shares pursuant to the prospectus.

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol "RRST."  On April 9, 2012, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $4.30.

See "Risk Factors" beginning on page 4 to read about factors you should consider before purchasing our ordinary shares.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

  Prospectus dated April 10, 2012

 ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the Commission, using a "shelf" registration process.  Under this shelf registration process, the selling shareholders may, from time to time, offer and sell up to 12,355,040 ordinary shares.  This prospectus provides you with a general description of the securities the selling shareholders may offer.  Each time the selling shareholders offer the securities described in this prospectus, we may provide a prospectus supplement, or information that is incorporated by reference into this prospectus, containing more specific information about the terms of the offering.  We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings.  We may also add, update or change in the prospectus supplement any of the information contained in this prospectus or in the documents that we have incorporated by reference into this prospectus, including without limitation, a discussion of any risk factors or other special considerations that apply to these offerings or securities or the specific plan of distribution.  If there is any inconsistency between the information in this prospectus and a prospectus supplement or information incorporated by reference having a later date, you should rely on the information in that prospectus supplement or incorporated information having a later date.  We urge you to read carefully this prospectus, any applicable prospectus supplement and any related free writing prospectus, together with the information incorporated herein by reference as described under the heading "Where You Can Find More Information; Incorporation of Certain Information by Reference," before buying any of the securities being offered.

You should rely only on the information included or incorporated by reference in this prospectus or any supplement or free writing prospectus prepared by us.  We have not authorized anyone to provide information or represent anything other than that contained in, or incorporated by reference in, this prospectus.  We have not authorized anyone to provide you with different information.  If you receive any other information, you should not rely on it.  We are not making an offer in any state or jurisdiction or under any circumstances where the offer is not permitted.  You should assume that the information in this prospectus or any supplement or free writing prospectus prepared by us is accurate only as of the date on their cover pages and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

In this prospectus, "we", "us", "our", the "Company" and "RRsat" refer to RRsat Global Communications Network Ltd., an Israeli company, and its subsidiaries.

All references to "dollars" or "$" in this prospectus are to U.S. dollars, and all references to "NIS" are to New Israeli Shekels.

(i)

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in it by reference contain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties.  The forward-looking statements are contained principally under the caption "Risk Factors" of this prospectus and in Items 3, 4 and 5 of our Annual Report on Form 20-F, which is incorporated herein by reference.  These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "should," "could," "would," "expect," "plan," "believe," "intend," "anticipate," "estimate," "predict," "potential," "project," "outlook," "target," "estimate," "assume," as well as variations of these terms, and similar expressions intended to identify forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should be cautioned that these statements may, and often do, vary from actual results.  Therefore, you should not place undue reliance on these forward-looking statements.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.  In particular, you should consider the risks listed under the caption "Risk Factors" of this prospectus and in Item 3 of our Annual Report on Form 20-F, which is incorporated herein by reference.

These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus or the date of the document incorporated by reference, as applicable.  Although we believe the expectations reflected in the forward-looking statements to be reasonable, we cannot guarantee future results, level of activity, performance or achievement.  We undertake no obligation to update any of the forward-looking statements after the date of the prospectus to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information about us, the ordinary shares that may be sold from time to time, and our financial statements and the notes to them, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

About RRsat

We provide global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries covering more than 150 countries.

Through our RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, we provide high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and offer occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use our advanced production and playout centers, which provide comprehensive media asset management services.

We also provide mobile satellite services, or MSS, over the Inmarsat satellite network.  Through this network, we provide global telephony, fax, data, Internet and other value-added services to end users and Inmarsat Service Providers (ISPs) who use designated Inmarsat terminals.

Recent Developments

On March 25, 2012, we declared a cash dividend in the amount of $0.23 per ordinary share, and in the aggregate amount of approximately $4.0 million. The dividend will be payable on April 19, 2012 to all shareholders of record at the end of the trading day on NASDAQ on April 5, 2012.

Corporate Information

We were incorporated in Israel in August 1981.  We are registered with the Israeli registrar of companies and our registration number is 51-089629-3.  Our corporate name is RRsat Global Communications Network Ltd.

Our principal executive offices are located at RRsat Building, Hanegev Street, POBox 1056, Airport City 70100, Israel, and our telephone number is +972-3-928-0808.  Our website address is www.rrsat.com.  The reference to our website is intended to be an inactive textual reference and the contents of our website are not intended to be incorporated into this prospectus.

The Offering

Ordinary shares offered by the selling shareholders:	12,355,040 ordinary shares.
NASDAQ Global Select Market symbol:	"RRST"
Use of proceeds:	We will not receive any proceeds from the sale of the ordinary shares offered by the selling shareholders.
Ordinary shares outstanding before and after the offering:	17,346,561 shares.
Risk factors:
Before deciding to invest in our ordinary shares, you should carefully consider the risks related to our business, the offering and our ordinary shares.  See "Risk Factors" beginning on page 4 of this prospectus.

The number of outstanding ordinary shares is based on the ordinary shares outstanding as of April 2, 2012, and excludes 508,178 ordinary shares issuable upon the exercise of outstanding options, as of April 2, 2012, exercisable at a weighted average exercise price of $7.10 per share.

RISK FACTORS

An investment in our ordinary shares is speculative and involves a high degree of risk. You should carefully consider the following factors as well as the other information contained in this prospectus and in the other reports that we file with the Commission and that we incorporate by reference into this prospectus before deciding to invest in our ordinary shares. This prospectus and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below.

Risks Relating to Our Business and Industry

We operate in a relatively new market and cannot assure you that it will continue to grow.

We operate in a relatively new segment of our industry involving comprehensive, global content management and distribution services for the television and radio broadcasting industries.  The continued growth of this segment depends upon a number of factors, including continued growth in the introduction of broadcast channels seeking a global audience, deregulation of broadcasting, and the scope, timeliness, sophistication and price of our services.  We cannot assure you that the market will demand such services from us at prices and on terms acceptable to us.  A lack of market demand or lack of additional revenues beyond our existing customer contracts would adversely affect our financial condition and ability to grow our business.

Significant damage to our principal teleports in Israel or the United States would have a material adverse effect on our ability to continue to operate our business.

Two of our principal teleports and playout facilities are located in Israel, in Re'em and in Emek Ha'ela, and our third teleport, the Hawley Teleport, is in the United States. Significant damage to these facilities, for any reason, including by earthquakes, fire or acts of terrorism or war, and with respect to our principal Israeli teleports, such as the hostilities along Israel's border with the Gaza Strip and the missiles fired from the Gaza Strip into Southern Israel in December 2008 and January 2009, could require substantial time and expense to repair, and would require reestablishing transmission links with our suppliers of capacity.  Even though our facilities are covered under an insurance policy, the policy may not be sufficient to cover repair costs or the cost of disruption of our services.  If this damage were to occur, it would have a material adverse effect on our ability to continue to operate our business or operate our business profitably.  Furthermore, if our customers or potential customers were to be concerned that our principal teleports and playout facilities or our operations were at risk due to a perception of instability in the security situation in Israel or other global risks or concerns, they may be deterred from entering into agreements or extending their existing agreements to use our services.

Continuing unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The continuing instability in the financial and credit markets in Europe, the United States and Asia has impacted global economic growth, with the economies of Europe and the United States showing ongoing signs of weakness.  If the United States or European economy weakens further, our existing or potential customers may reduce or postpone their spending significantly.  This could result in reductions in the services we sell and lease, longer sales cycles and increased price competition.  In addition, our ability to collect fees with respect to the services we provide may be adversely affected by the financial condition of our customers.  A significant adverse change in a customer's financial and/or credit position could also require us to assume greater credit risk relating to that customer's receivables or could limit our ability to collect receivables related to services previously provided to that customer.  As a result, our reserves for doubtful accounts and write-offs of accounts receivable may increase.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in Europe, the United States or Asia or other key markets (including in specific industries such as the commercial shipping industry) do not improve or continue to deteriorate, it may have a material adverse effect on our business, operating results and financial condition.

In addition, a slowdown in buying decisions due to this economic uncertainty and the tightened credit markets impacting our customers may extend our sales cycle period and may limit our ability to forecast our flow of new contracts.

Volatility in the broadcasting and telecommunications industries may adversely affect our revenues and margins, which could have a material adverse effect on our operating results and financial condition.

The broadcasting and telecommunications industries in which we operate historically have been volatile and are characterized by fluctuations in product supply and demand.  From time to time, these industries have experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, and declines in general economic conditions, such as the current unfavorable economic conditions.  This volatility could cause our operating results to decline dramatically from one period to the next.  If in periods of decreased demand we are unable to adjust our levels of lease commitments and human resources or manage our costs and deliveries from suppliers in response to lower spending by customers, our gross margin might decline and we may experience operating losses. In addition, demand for mobile satellite services, or MSS, is specifically susceptible to changes in global commerce and use of international commercial shipping services or cruise shipping. Any decline in the use of such services may have an adverse effect on our business, operating results and financial condition.

If the level of capacity in satellite networks continues to decrease, or if the level of capacity in fiber networks decreases in the future, we may not be able to obtain leased transmission capacity on competitive terms.

We lease satellite and terrestrial fiber capacity and use this capacity as part of a package together with our other services.  In 2010 and 2011 we have seen a decrease in the level of available capacity on satellites, in part due to the increased demand for such capacity by high definition television (HDTV) channels, and in part due to the retirement of certain satellites from services without an alternative satellite put in place of the retired satellite.  This has made it difficult for us to lease satellite capacity at competitive pricing.  Fiber networks, including optic and copper based networks, and the increased use of Internet Protocol (IP) for the delivery of video and audio programming on such networks, are continuously evolving and expanding, and becoming more cost-effective.  However, increased demand for fiber capacity may decrease the level of availability for such capacity in the future.

We may be adversely affected if the amount of satellite capacity available for video and audio programming continues to decrease or if the amount of fiber network capacity decreases in the future.  We need to renew our existing leases and enter into additional leases for such capacity in order to provide continuity of service to our existing customers, enter into contracts with new customers and expand our transmission service offerings.  There can be no assurance, however, that we will be able to maintain our capacity, as needed to provide services to our customers on highly demanded satellites.  For example, HDTV broadcasts and three dimensional television (3DTV) require substantially greater bandwidth than conventional television broadcasts, and the success of HDTV and 3DTV broadcasts may lead to a reduction in the quantity of available capacity.  We currently lease approximately 14.9% of our satellite transmission capacity pursuant to long-term preemptible leases, which means that the satellite fleet operator can use our transponder to provide service for another customer or to restore service to other customers in the event of satellite or transponder failure. A decline in the available capacity might lead our suppliers to preempt the use of some of our leased capacity, elect not to renew our satellite capacity leases, increase our transmission costs and therefore reduce our margins, increase costs to an extent that our potential customers would be less likely to pursue a global market, or require us to incur more long-term commitments for capacity without any corresponding assurance of customers for this capacity.

The need to provide our customers with "dual illumination" in certain conditions may adversely affect our margins, which could have a material adverse effect on our operating results and financial condition.

Agreements for the lease satellite capacity are for a fixed term.  In some cases we are able to extend the term of the lease for an additional term.  However, in other cases we are unable to extend the lease and in order to maintain the services to the customers on such capacity we must locate an alternative capacity on the same satellite or on another satellite with similar characteristics.  Such alternative capacity utilizes a different frequency than the one utilized by the expiring capacity and so the viewers must adjust their receiver in order for the change to take effect.  In such cases we enter into an agreement for the lease of the alternative satellite capacity before the expiration of the current lease and provide the customers on the expiring lease services on both the old and the new frequencies, or "dual illumination", in order to allow seamless transition.  Such periods of dual illumination may extend between two weeks and two months, during which the customers continue to pay us the fees agreed in their agreements for a single satellite capacity, while we pay for double satellite capacity.  Should any of our satellite capacity leases expire and we are not able to renew such lease, we may need to provide our customers dual illumination services, which would adversely affect our margins and operating results.

Changes in technology may reduce the demand for our services.

The technology used in content management and distribution services is evolving rapidly.  The technologies we currently use or plan to use may not be preferred by our customers or changes in these technologies may compromise our business.  For example, although satellite transmission is currently the preferred method of point-to-multipoint global distribution, widespread implementation of Internet television broadcasts may reduce the demand for our content management and distribution services.  Similarly, to the extent that excess capacity develops in terrestrial fiber systems, our satellite-based content management and distribution offerings may be less attractive.  In addition, the gradual extension of terrestrial wireline and wireless communications networks to areas not currently served by such networks or development of new technology for distribution to remote areas may reduce demand for our MSS services.  If we are unable to keep pace with on-going technological changes in the content management and distribution services industry, our financial condition may be adversely affected.

Service disruptions and failures may result in customer dissatisfaction, customer loss or both, which could materially and adversely affect our reputation and business.

Our services are an integral part of our customers' business operations.  The continued performance of these services for our customers is important to our success.  Sustained or repeated system failures would reduce the attractiveness of our services and could result in decreased demand for our services.

Our ability to serve our customers depends on our ability to protect our infrastructure, network and computer systems against material and continuous damages from fire, long term power loss, water damage, telecommunications failures, earthquake, terrorist attacks, vandalism and similar unexpected material adverse events.  As part of our business, we develop, receive and retain confidential data about our company.  Despite our efforts to implement network security measures, our systems are also vulnerable to computer viruses, computer hackers, cyber terrorist and similar disruptions from unauthorized tampering.  Although we maintain insurance that we believe is appropriate for our business and industry, we face risks associated with potential failure to adequately protect critical corporate, client, and employee data which, if released, could adversely impact our client relationships, our reputation, and even violate privacy laws and such insurance coverage may not be sufficient to compensate for any significant losses that may occur as a result of any of these events.

We have experienced systems outages and service interruptions in the past.  To date, these outages have not had a material adverse effect on us.  However, in the future, a prolonged system-wide outage or frequent outages could cause harm to our reputation and could cause our customers to make claims against us for damages allegedly resulting from an outage or interruption.  Any damage or failure that interrupts or delays our operations could expose us to material liabilities and result in material harm to our business.

We acquired two teleports in 2008, and we may acquire or establish additional teleports or complementary businesses or technologies.  We may be unsuccessful in integrating any acquired businesses or assets, and these acquisitions could divert the attention of our management and resources, cause dilution to our shareholders and adversely affect our financial results.

We intend to use a significant amount of our cash, cash equivalents and marketable securities to acquire or establish additional teleports and playout centers or complementary businesses or technologies, such as the acquisitions we completed in 2008 to acquire the satellite business of Bezeq in Israel and the Hawley Teleport in Pennsylvania. Negotiating potential acquisitions or integrating newly acquired businesses or technologies into our business could divert our management's attention from other business concerns and could be expensive and time consuming.  Acquisitions could expose our business to unforeseen liabilities or risks associated with entering new markets.  For example, once we acquire or establish additional teleports, we will be subject to governmental regulations, licensing fees and taxation in the countries in which those teleports are located, such as FCC regulations and United States taxation as a result of the Hawley Teleport we acquired in 2008.  In addition, we could lose key employees while integrating new organizations.  Consequently, we might not be successful in integrating any acquired businesses or technologies, and might not achieve anticipated revenue or cost benefits.  In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, or issuances of equity securities that cause dilution to our shareholders.  Furthermore, we may incur contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business.

If we are unable to successfully balance our supplier and customer capacity commitments, our income will decline.

In order to minimize our capital expenditures and to maintain flexibility to reduce unused capacity in our network, we lease RRsat Global Network's transmission capacity instead of owning our own fleet of satellites or fiber network.  We are generally required to commit to lease satellite capacity on a long-term basis.  In many cases our commitment is longer than the corresponding commitment that we obtain from our customers.  In many cases we are not able to terminate our commitment before its scheduled expiration.  If we commit to lease capacity in anticipation of customer orders and these orders do not materialize or are terminated, due to global economic conditions or otherwise, we will likely still be required to pay our suppliers, and may have difficulty in obtaining commitments from other customers for this capacity.  In this case, we would have fixed cost commitments without a corresponding source of revenues.

In addition, we currently lease approximately 14.9% of our satellite transmission capacity pursuant to preemptible leases.  If we commit to provide content distribution services to a customer and the satellite fleet operator then preempts our transponder, we would need to obtain capacity on other satellites with a comparable footprint, or geographic coverage.  We may not be able to replace this capacity on economical terms, with the quality of service necessary to satisfy our customers' requirements, or at all.  We would likely need a significant amount of time and would incur substantial expense to replace the capacity.

The failure of third parties to properly maintain transmission networks we lease from them would adversely affect the quality of the services we offer.

We rely on transmission capacity and other critical facilities that we lease from third parties.  All of our satellite and terrestrial fiber transmission capacity is leased, and we receive teleport services and maintain points of presence (POPs) outside of Israel pursuant to contracts with third parties.  We are dependent on the quality of service provided by these third parties.

Damage to a satellite on which we lease transponders could significantly degrade the satellite's performance and result in a partial or total loss of our transmission capacity on that satellite.  Similarly, the loss of a satellite on which we lease transponders would result in the total loss of our transmission capacity on that satellite.  In addition, damage to the fiber line or network on which we lease transmission capacity could damage the service we provide to our customers.  We cannot assure you that the satellites on which we lease capacity or the fiber lines leased will perform properly or remain in operation for the duration of their expected commercial lives.

If we suffered a partial or total loss of leased capacity on a satellite, including as a result of the bankruptcy of the satellite owner or operator, we would need to obtain capacity on other satellites with a comparable "footprint", or geographic coverage.  We may not be able to obtain alternative capacity on economical terms or at all.  We would likely need a significant amount of time and would incur substantial expense to replace the capacity.  During any period of time in which any of our transponders is not fully operational, we likely would lose most or all of the revenues that we otherwise would have derived from the leased capacity on that transponder.  Similar risks apply to our leased terrestrial fiber transmission capacity, as well as to our hosted teleports and points of presence (POPs) outside of Israel.

In the event of any such disruption in satellite we may incur additional costs to supplement or replace the affected service, and may be required to compensate our own customers for any resulting declines in service levels.

If we are unable to renew our agreements with Inmarsat on favorable terms, or at all, our ability to continue to provide MSS will be significantly impaired.

We use the Inmarsat satellite network to provide MSS.  These services on the Inmarsat satellite network are provided by our company pursuant to an authorization granted to us under a Space Segment Access Service Agreement (SSAA) and a Network Services Distribution Agreement (NSDA).  These agreements set forth the requirements and procedures for providing and reselling services on the Inmarsat satellite network as well as conditions of use of Inmarsat's intellectual property rights.  The agreements, which we signed in March 2009 and amended in March 2010, remain in effect unless terminated by Inmarsat with a prior notice of at least two years, with a minimum term ending April 14, 2014.  We cannot guarantee that we will be able to renew the agreements on favorable terms, or at all, when the agreements expire.  If we are unable to renew the agreements on favorable terms or at all or the agreements are terminated, our ability to continue to provide MSS will be significantly impaired.

If we are unable to compete with Inmarsat, our MSS business would be adversely affected.

In April 2009, Inmarsat purchased its largest distribution partner, Stratos Global Corporation, which became a wholly owned operating division of Inmarsat. This transaction was followed by the purchase in January 2010 of Segovia Inc., a provider of secure IP-based managed solutions to the U.S. government, and the purchase in April 2011 of Ship Equip International A.S., a leading very small aperture terminal (VSAT) provider.

In January 2012, Inmarsat announced that it intends to include its subsidiary companies within a new organizational structure, which will include direct and indirect distribution of services under the Inmarsat brand name and be supported by a new group, which will provide cross-business unit services.

Although Inmarsat has stated that despite the reorganization it does not intend to change its business strategy and policy of distributing its services primarily through independent channel partners, comprised of its network of distribution partners and service providers, including RRsat, and that the restructuring is expected to provide further support to its independent channel partners through greater coordination between Inmarsat and such  channel partners, these acquisitions and the reorganization may have an adverse effect on our ability to compete in the Inmarsat services market, as existing and potential customers may prefer to procure services directly from Inmarsat, rather than from a vendor for Inmarsat services, even if our quality and pricing are more attractive.

Significant interruptions in the Inmarsat network and services could adversely affect our business.

Our MSS rely solely on the Inmarsat satellite network.  Consequently, our MSS business is subject to many of the same risks to which the Inmarsat's business is subject.  Significant interruptions in the Inmarsat network could adversely affect our ability to provide reliable service to our customers and could negatively affect our business.

Furthermore, we rely on third party service providers when providing services in regions covered by Inmarsat satellites that cannot be received at our Emek Ha'ela teleport, namely the Atlantic Ocean – West Region and the Pacific Ocean Region.  If any of these service providers experiences interruptions or is unable to provide us with reliable services, we may not be able to provide services to our customers and our business may suffer.

Failure to compete successfully in providing content management and distribution services, as well as MSS, would have a material adverse effect on our business and could prevent us from implementing our business strategy.

We compete in the market for global content management and distribution services, as well as MSS, with numerous commercial and other providers.  Many of our competitors have greater technical, financial, human and other resources than we do, and some of them own satellites and teleports on several continents.  The principal global broadcasters may prefer to procure services from larger or more established vendors of content management and distribution services, or from vendors with their own satellites, even if our quality and pricing are more attractive.

Certain satellite fleet operators, whom typically had offered only connectivity, have recently begun to either acquire or partner with teleports and terrestrial fiber network operators to create global hybrid networks.  In addition to our direct competitors, numerous companies and governments that operate global or regional fleets of satellites in the United States, Latin America, Europe, the Middle East, Africa and Asia may recommend individual teleport operators and service providers (whom are our competitors in providing value added services and service packages) with whom they have relationships.

Our contracted backlog may not ultimately result in future revenues.

Contracted backlog represents services that our customers have committed by long-term contracts to purchase from us.  As of December 31, 2011, we had contracted backlog totaling $193.7 million through 2027, of which $86.6 million are related to services expected to be delivered in 2012, and $54.5 million are related to services expected to be delivered in 2013.  Although we believe contracted backlog is an indicator of our future revenues, our reported contracted backlog may not be converted to revenues in any particular period and actual revenues from such contracts may not equal our reported contracted backlog.  Our backlog includes contracts denominated in currencies other than the U.S. dollar, such as the Euro, and change in currency exchange rates may change the value of the backlog and the amount of revenues expected in future years.  Therefore, our contracted backlog is not necessarily indicative of the level of our future revenues.  The majority of our contracted backlog is related to obligations to be provided under non-cancelable agreements.  However, some of thecontracts may be canceled under certain circumstances by an advanced notice of between 7 to 180 days or at certain predefined exit dates. As of December 31, 2011, long-term contracts constituting approximately 9.7% of our contracted backlog at December 31, 2010 had been cancelled mainly due to our decision to terminate contracts for failure of the customer to meet the payment terms.  Cancellations of customer contracts could substantially and materially reduce contracted backlog and could negatively impact our revenues.  Our ability to collect our monthly fees with respect to all or a portion of the contracted backlog may also be adversely affected by the long-term financial condition of our customers.  If, as a result of the current unfavorable global economic conditions or otherwise, several of our customers become insolvent or bankrupt or experience other financial difficulties which make them unable or unwilling to continue to use our services, our revenue would be adversely affected.  Accordingly, we cannot assure you that our contracted backlog will ultimately result in revenues.

We began providing global content management and distribution services in 2000 and MSS in 2008 and may fail to successfully address the risks and uncertainties associated with our business.

We began to provide global content management and distribution services to the television and radio broadcasting industries in 2000 and MSS in 2008.  Given our relatively limited operating history in these markets and the risks, expenses, difficulties and potential delays associated with a high-technology, highly regulated industry such as ours, if we are unable to address these uncertainties, we may not be able to expand our business, develop a sufficiently large revenue generating customer base, obtain additional transmission capacity or compete successfully in the global content management and distribution services and MSS industries.

Because our functional currency is the U.S. dollar but a large portion of our expenses and revenues are incurred in Euros and New Israeli Shekels, currency fluctuations may adversely affect our financial results.

Although our functional currency is the U.S. dollar, approximately 32.8% of our revenues in 2011 and approximately 34% of our cost of revenue in 2011 were denominated in Euros.  As a result, fluctuations in the U.S. dollar/Euro exchange rate have significant translation impact on our revenues and to a lesser extent on our gross margin and finance costs.  If more of our customers seek contracts that are denominated in currencies such as the Euro and not the U.S. dollar, our exposure to fluctuations in currency exchange rates will increase.

In addition, most of our payments for salaries, facility leases and other general and administrative expenses are in New Israeli Shekel (NIS), as are a small portion of our agreements with customers.  As a result, we are exposed to risk to the extent that the value of the U.S. dollar decreases against the NIS.  In that event, the U.S. dollar cost of our operations will increase and our U.S. dollar-measured results of operations will be adversely affected.  To date, we have not engaged in hedging transactions to mitigate such risk.  In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the Euro or NIS.  Our financial results of operations could be adversely affected if we are unable to guard against currency fluctuations in the future.

Contracts for content management and distribution services generally extend over several years, which will make it more difficult for us to sell our services to broadcasters who have entered into agreements with other providers of these services.

Broadcasters generally seek content management and distribution services over a lengthy period.  Contracts for these services generally extend for terms of 3 to 5 years, and in some cases may extend for the expected life of a satellite. Once a broadcaster has entered into an agreement with one of our competitors, we may effectively be unable to obtain business from that potential customer for an extended period.

Our reported net income and income per share will be impacted by embedded derivatives.

Some of our customers and suppliers contracts provide for payment in currencies that are neither our functional currency nor the functional currency of the customer or supplier.  Under FASB ASC Topic 815, Derivatives and Hedging (Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended), these contracts are deemed to include an "embedded derivative" in the form of a foreign currency forward contract.  Accordingly, our U.S. GAAP statements of operations reflect non-operating, non-cash gains and losses attributable to changes in the fair value of foreign currency conversion embedded derivatives.  Although we do not believe that these non-operating, non-cash gains and losses currently are meaningful to an understanding of our results of operations, they may result in unanticipated fluctuations in our reported results of operations.

The declining value of our market capitalization during the current on-going world economic uncertainties could require us to write-down the value of our goodwill or other intangible assets, which could have a material adverse effect on our results of operations.

Our balance sheet contains goodwill and other amortizable intangible assets in long-term assets, totaling $4.3 million.  The goodwill recorded from our acquisition from Bezeq totaled $3.7 million as of December 31, 2010 and 2011, representing future synergy in the company's content management and distribution services reportable segment resulting from the use of the Emek Ha'ela teleport for expanding our business. We perform an annual impairment assessment of our goodwill at the end of the fourth quarter of each fiscal year, or more frequently if we determine that indicators of impairment exist. Our impairment review process compares the fair value of each reporting unit to its carrying value.

We conducted our goodwill impairment analysis at the end of 2010 and 2011 and concluded that our goodwill was not impaired in either period.  However, we cannot assure you that there will not be a future impairment of such assets.  A write-down, if required, could result in a significant non-cash expense on our income statement, which could have a material adverse effect on our results of operations.

Volatility and turmoil in global capital markets may adversely affect our investment portfolio and other financial assets.

            The performance of the capital markets affects the values of funds that are held in marketable securities.  These assets are subject to market fluctuations and yield uncertain returns, which may fall below our projected return rates.  Our cash, cash equivalents, short term deposits and marketable securities totaled $33.2 million as of December 31, 2011.  Our policy is to retain substantial cash balances in order to support our growth. Our short-term investments consist primarily of corporate debentures, corporate shares, government debentures, mutual funds and treasury notes.  Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions may result in impairments of the carrying value of some of our investment assets.  Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

We may be exposed to the credit risk of customers that have been adversely affected by weakened markets.

We typically sell our services as part of long-term contracts.  During the life of a contract, a customer's budgeting or cash flow constraints may impact the scope of the service sought by the customer and the customer's ability to make required payments.  In addition, adverse general business conditions may degrade the creditworthiness of our customers over time, and we can be adversely affected by customer bankruptcies or other business failures.

Future consolidations in the telecommunications and satellite industries, or in the content management and distribution services market, may increase competition that could reduce our revenues and the demand for our services.

The markets in which we compete have been characterized by increasing consolidation, which may be accelerated due to the unfavorable global economic conditions.  We may not be able to compete successfully in increasingly consolidated markets.  Additional consolidation may reduce the amount of capacity that may be available to us and increase the cost of such capacity.  Increased competition and consolidation in these markets also may require that we reduce the prices of our services or result in a loss of market share, which could materially adversely affect our revenues and reduce our operating margins.  Additionally, because we now, and may in the future, depend on certain strategic relationships with third parties in the telecommunications and satellite industries, any additional consolidation involving these parties could reduce the demand for our services and otherwise hurt our business prospects.

We may experience a continuing decrease in our gross margin levels in the future, which may adversely affect our financial results.

Our gross margin levels have decreased over the last few years and may continue decrease in the future.  The decrease in gross margin over the last few years was primarily due to ease of satellite capacity at higher prices including the renewal of certain existing satellite capacity agreements at higher prices, payments for transmission capacity acquired as part of the expansion of our network, prior to being fully utilized in providing services to our customers, additional payments for transmission capacity resulting from "dual illumination", which resulted in certain excess capacity in the second half of 2010, the increase in our MSS segment revenues that operates with lower than our average gross margin and lower profitability in some of our new contracts.

In addition, several other factors could cause our gross margin to fluctuate, including the following:

•	general economic conditions in the markets in which we, our customers and suppliers operate;

•	decrease in the level of available capacity on satellites;

•	introductions of new products or new pricing policies by us or our competitors;

•	trends in our industry, including industry consolidation and technology change;

•	acquisitions or strategic alliances by us or others in our industry;

•	mismatch between our long term contracts with suppliers compared to our long term contracts with customers that can result in excess capacity;

•	the need to replace capacity suppliers with new suppliers with higher cost due to their failure to properly maintain transmission;

•	cancelation of customer contracts;

•	customer bankruptcies;

•	currency fluctuations; and

•	size and profitability of new customer contracts.

We may have difficulty managing the growth of our business, which could limit our ability to increase sales and cash flow.

We have experienced significant growth in our operations in the past several years, with our annual revenues increasing from $4.4 million in 2000 to $112.9 million in 2011.  In addition, in 2008 we completed the acquisition of the satellite business of Bezeq in Israel and the Hawley Teleport in Pennsylvania, and during the next few years we may continue to acquire businesses in the United States, Europe and Asia and to expand our sales and marketing activities.  Our growth has placed, and will continue to place, significant demands on our management, as well as our financial and operational resources, that are required to:

•	manage a larger organization;

•	integrate the assets and businesses we acquire;

•	implement appropriate financial and operational systems;

•	expand our infrastructure to support a greater volume of services;

•	expand our sales and marketing infrastructure and capabilities on an international basis; and

•	develop regulatory compliance programs in foreign jurisdictions.

If we are unable to manage and grow our business effectively during this period of rapid growth, we may not be able to implement our business strategy and our business and financial results would suffer.

The upcoming retirement of David Rivel, our founder and Chief Executive Officer, could adversely affect our operations and impair our ability to expand our business.

David Rivel, our founder and Chief Executive Officer, will be retiring from his position as our Chief Executive Officer on June 30, 2012.  Commencing July 1, 2012, we will continue to benefit from Mr. Rivel's experience and capabilities pursuant to a consulting agreement we entered into with a company controlled by Mr. Rivel.  Mr. Rivel will also continue to contribute to RRsat as a member of our board of directors.  Although we are in the process of securing a new chief executive officer and Mr. Rivel will continue to contribute to the company with his experience and capabilities in his role as consultant and director, the replacement of Mr. Rivel could adversely affect our operations and impair our ability to expand our business.  We also face the risk that Mr. Rivel may elect to terminate the consulting agreement and compete with us.  However, we believe such risk is mitigated by the fact that we agreed to pay Mr. Rivel a payment in consideration for his undertaking not to compete for a period of 24 months.  See Item 7.B. "Major Shareholders and Related Party Transactions – Related party transactions – Employment Agreements" in our Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated by reference into this prospectus, for additional information.

If we are unable to hire, train and retain qualified managerial, technical, and sales and marketing personnel, we may be unable to develop new services or sell or support our existing or new services.  This could cause our revenues to decline and impair our ability to meet our development and revenue objectives.  In addition we could face increased costs to attract, motivate and retain our skilled workforce.

Our success depends in large part on our ability to continue to attract, train, motivate and retain highly skilled managerial, technical, and sales and marketing personnel.  If our business continues to grow, we will need to hire additional qualified managerial, technical engineering, and sales and marketing personnel to succeed.  The process of hiring, training and successfully integrating qualified personnel into our operations is a lengthy and expensive one.  The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our services.  This is particularly true in Israel and some of the markets into which we hope to expand, where competition for qualified personnel is intense.  Our failure to hire and retain qualified employees could increase our costs of retaining a skilled workforce and make it difficult for us to manage our operations and compete for new customer contracts, and cause our revenues to decline and impair our ability to meet our sales objectives.

Our success will also depend, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel.  The loss of the services of any or several of these executives may adversely impact our operations and impair our efforts to expand our business.

If we are unable to provide uninterrupted or quality services, our reputation may suffer, which could cause the demand for our services to decline.

Our business depends on the efficient, uninterrupted and high-quality operation of our systems.  Our service offerings are complex, depend on our successful integration of sophisticated third party technology and services, and must meet stringent quality requirements.  Our services are critical to our customers' businesses, and disruptions in our services may cause significant damage to our customers and our reputation.  We do not know whether, in the future, we will be subject to liability claims or litigation for damages related to service disruptions.  If such litigation were to arise, regardless of its outcome, it could result in substantial expenses to us, significantly divert the efforts of our technical and management personnel and disrupt or otherwise severely impact our relationships with current and potential customers.  In addition, if any of our services has reliability or quality problems, our reputation could be damaged significantly and customers might be reluctant to buy our services, which could result in a decline in revenues, a loss of existing customers or the failure to attract new customers.

Our quarterly operating results may fluctuate, which could cause us to miss our targets with respect to these results and, in addition to other variables could cause the trading price of our ordinary shares to fluctuate or decline.

Our prospective customers generally must commit significant resources to evaluate our services.  Accordingly, our sales process is subject to delays associated with the approval process and delays associated with our customers' preparations to begin broadcasting using our services.  This approval process typically lasts 3 to 12 months, and creates unpredictability regarding the timing of our generation of revenues.  As a result, orders that we expect in one quarter may be deferred to another because of the timing of customers' procurement decisions.  Therefore, our quarterly operating results are likely to fluctuate, which could cause us to miss our targets or expectations about these results and cause the trading price of our ordinary shares to decline.

Additional factors that could cause our revenues and operating results to fluctuate from period to period include:

•	market conditions in the broadcast and telecommunications industries;

•	changes in global economic conditions;

•	our service and customer mix;

•	customer demand for our services;

•	increased competition;

•	the size and timing and success of new service introductions by our competitors and us;

•	cancellations of significant contracts by customers;

•	the timing of contracts with new customers;

•	changes in the price or the profitability of our services;

•	changes in the availability or the cost of transmission capacity;

•	changes in the utilization of transmission capacity;

•	the timing of renewal or commencement of our long-term capacity commitments;

•	changes in operating expenses;

•	changes in our strategy;

•	changes in regulatory and compliance requirements; and

•	currency fluctuation that may change the level of our costs and revenues.

Due to the relatively fixed nature of certain of our costs, any decline in revenue in any quarter could result in lower profitability for that quarter.  In addition, fluctuations in our quarterly operating results could cause significant fluctuations in the market price of our ordinary shares.

We face potential liability for content broadcast by our customers over our network.

Our potential liability for distributing content broadcast by our customers over our network is uncertain.  We could become liable for such content based on obscenity, defamation, negligence, copyright or trademark infringement, or other bases.

Our standard agreement provides that our customers are fully responsible for the content of their programming, for ensuring that the content conforms to all applicable governmental regulations and for obtaining any local regulatory approvals relating to their broadcasts.  The agreement further provides that we are not liable if the satellite fleet operator requires us to suspend or terminate service for any reason relating to content.  Our customers are generally required to indemnify us for any financial costs of governmental or third party proceedings resulting from such content.  Although we attempt to reduce our liability through contractual indemnification from our customers and our standard operational disclaimers, there is no guarantee that we would be successful in protecting ourselves against this type of liability.  Even if we were ultimately successful in any such litigation, any litigation would divert management time and resources from our operation, could be costly and is likely to generate negative publicity for our business.  We may also be forced to implement expensive measures to alter the way our services are provided to avoid any further liability.

We face potential liability for radiation generated by our teleports.

Our operations are subject to various environmental laws and regulations regarding the protection of the environment and personal health and safety, including the emission of radio frequencies and electromagnetic radiation.  Our teleports in Israel and in the United States generate electromagnetic radiation, which above certain levels can be harmful to people.  Although we believe that our facilities comply with all applicable standards in this regard, personal injury claims may be brought against us for harm to individuals allegedly caused by our transmission equipment.  Similarly, new, more stringent environmental protection regulations may be promulgated, and we may need to incur significant expense to comply with such regulations.

Our business, including the operation of our network, may be vulnerable to acts of terrorism or war.

Our network may be vulnerable to acts of terrorism or war.  If our facilities, including our headquarters or principal teleports become temporarily or permanently disabled by an act of terrorism or war, such as the hostilities along Israel's border with the Gaza Strip or the missiles fired from the Gaza Strip into Southern Israel in December 2008 and January 2009, it will be necessary for us to develop alternative infrastructure to continue providing service to our customers.  We may not be able to avoid service interruptions if our facilities or the facilities we use are disabled due to a terrorist attack or war.  Any act of terrorism or war that substantially destroys or disables our facilities or the facilities of our service providers would result in a material and substantial reduction in revenues and in the recognition of a loss of any uninsured assets that are substantially or totally disabled.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our obligations to comply with the requirements of Section 404, which started in connection with our 2007 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention from our operations, and we expect these efforts to require the continued commitment of resources.

Section 404 of the Sarbanes-Oxley Act requires management's annual review and evaluation of our internal control over financial reporting in connection with the filing of the Annual Report on Form 20-F for each fiscal year.

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404.  While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2011, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could require us to expend significant resources and management time to implement and test remedial measures, or result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating to Government Regulation

If we do not obtain or continue to maintain all of the regulatory permissions, authorizations and licenses necessary to provide our services, we may be required to relocate or shut down one or more of our principal teleports or other teleports, and we may not be able to implement our business strategy and expand our operations as we currently plan.

Aspects of the content management, content distribution and MSS industry are highly regulated, both in Israel and internationally.  Our business requires regulatory permissions, authorizations and licenses from the Israeli Ministry of Communications, which we have obtained.  Furthermore, the use, operation and sale of encryption devices such as those incorporated in our transmission systems and services require a license from the Israeli Ministry of Defense, which we have obtained. The employment of employees that are required to work on Saturday and Jewish Holidays in Israel requires a special permit from the Israeli Ministry of Industry, Trade and Labor, which we have not yet obtained. These permissions, authorizations and licenses are subject to periodic renewal.  Our principal license from the Israeli Ministry of Communications for operation of our teleports is scheduled to expire in July 2013.  If our principal license from the Israeli Ministry of Communications for operation of our teleports is revoked or not renewed, we will not be able to continue our operations as they are being conducted today.

In addition, the erection and operation of our Re'em teleport site and our Emek Ha'ela teleport site require building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time.  The building permits for our Emek Ha'ela teleport site have no expiration date.  The building permit for our Re'em teleport site expired on October 20, 2009.  We applied to extend the permit for an additional 3-year term but the request was denied on January 6, 2011.  Following our appeal, the District Building and Zoning Appeals Committee agreed to extend the permits until April 1, 2012 subject to certain terms.  Any further extension will be subject to our filing a detailed building plan for an alternative teleport site in Galon, Israel.  There can be no assurance that we will be able to renew this permit or any of our other licenses or permits when they expire, or that we will be able to obtain any new licenses or permits that may be required for the operation of our business.  In light of the Regional Building and Zoning Committee's decision to deny our request to extend our permit, we could be forced to shut down or relocate our antennas and other equipment currently located at one of our principal teleports.  Relocation of one of our principal teleports would require significant additional capital expenditures.  In addition, shutting down or relocation of one of our principal teleports could disrupt or diminish the quality of the services we provide to our customers.

In addition, on November 14, 2010, the Shikmim Regional Building and Zoning Committee filed an indictment against our company with the Ashkelon Magistrate Court in Israel for allegedly using, building and erecting structures and antennas at the Re'em Teleport, without proper permits.  The hearing regarding the indictment is scheduled for September 5, 2012.

Under Israeli law, the Israeli Prime Minister and the Minister of Communications, at their discretion or at the request of the Minister of Defense and subject to the approval of the Government of Israel, have the right to determine by order that certain telecommunications services, including certain of the services we provide, such as the downlink of broadcasts in Israel, are vital services.  If such an order is issued, the Prime Minister and the Minister of Communications, subject to approval of the Government of Israel, may impose various requirements and limitations that may directly or indirectly affect us.  These requirements and limitations may include, among other things, limitations on the identity of our shareholders, requiring that management and control of our company be located in and be carried out in Israel, obligations to provide information, limitations regarding the identity of our officers, limitations regarding our corporate reorganization and limitations on transfer of control of our company.  If such an order is issued with respect to us, any transfer of control in the company would require prior approval by the Prime Minister and the Minister of Communications.  In addition, the Israeli Prime Minister and the Minister of Communications may impose limitations on the transfer of information to certain of our officers and shareholders.

Further, under the Israeli Wireless Telegraph Ordinance, if the Government of Israel determines that the State of Israel is undergoing a state of emergency, the Minister of Communications can expropriate any device that is involved in the transmission of wireless telegraph information, visual signs or electromagnetic waves.  During such an emergency period, the Minister of Communications can also enact orders to sell, buy, erect, use or restrict the operation of any such instrument. Any emergency appropriation or regulation of communications equipment could result in our equipment or frequencies required for us to operate our business being used by the State of Israel, or in our being forced to share with the State of Israel control of equipment or frequencies required for us to conduct our business.  Additional emergency powers are accorded to the Minister of Communications under the Israeli Communications Law, whereby in a state of emergency the Minister of Communications may impose various instructions and limitations relating to the provision of our services, including mandating the provision of services to the Israeli security forces.

We are also required to obtain permits from the Israeli Ministry of Environmental Protection with regard to our transmission antennae and other radiation generating equipment.  If the Ministry of Environmental Protection were to impose stricter requirements than currently exist in connection with the renewal of these permits, we may be unable to renew them.  In this event, we could be forced to relocate our antennas and other equipment currently located at one of our principal teleports or other teleports, or could be restricted in our ability to expand our teleports.  Relocation of our teleports would require significant additional capital expenditures.  In addition, relocation of our teleports or significant restrictions on our ability to expand our teleports could disrupt or diminish the quality of the services we provide to our customers.

In addition, in the event of any amendment to any applicable law, or in the event any governmental agency to which we are subject adopts new regulations or policies or amends existing regulations or policies, which subject us to additional liability or different operating requirements, our operations, customer contracts and profitability could be adversely affected.  For additional information, see Item 4.B. "Information on the Company – Business Overview – Regulation" in our Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated by reference into this prospectus.

Our license from the Israeli Ministry of Communications to operate our teleports imposes certain restrictions on ownership of our shares. If these restrictions are breached, we could lose our license.

Our license from the Israeli Ministry of Communications to operate our teleports provides that, without the consent of the Israeli Minister of Communications, no means of control of RRsat may be acquired or transferred, directly or indirectly.

In connection with our initial public offering in November 2006, our license was amended to provide that our entering into an underwriting agreement for the offering and sale of shares to the public, listing the shares for trading, and depositing shares with a depositary was not considered a transfer of means of control.  In addition, pursuant to the amendments, transfers of our shares that do not result in the transfer of control of RRsat are permitted without the prior approval of the Ministry of Communications, provided that:

•
in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 5% or more of our shares or being entitled to a right to appoint a director or the chief executive officer (or such beneficial holder is a director or the chief executive officer), we must notify the Ministry of Communications within 21 days of learning of such transfer; and

•
in the event of a transfer or acquisition of shares without the consent of the Ministry of Communications, resulting in the transferee becoming a beneficial holder of 10% or more of our shares or having significant influence over us (but which does not result in a transfer of control of RRsat), we must notify the Ministry of Communications within 21 days of learning of such transfer and request the consent of the Ministry of Communications (the "Director General") for such transfer.

Should a shareholder, other than our shareholders prior to our initial public offering in November 2006, become a beneficial holder of 10% or more of our shares or acquire shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Director General of the Ministry of Communications, its holdings will be converted into dormant shares for as long as the Minister's consent is required but not obtained.  The beneficial holder of such dormant shares will have no rights other than the right to receive dividends and other distributions to shareholders and the right to participate in rights offerings.

Our licenses also state that means of control of the company, or of an interested shareholder of the company (which generally would include a holder of 5% of the company's voting power or other means of control), cannot be pledged unless such pledge agreement includes a condition that prohibits the exercise of the pledge without obtaining the advance written approval of the Minister of Communication.

Our articles of association contain the provisions described above, and any revisions to these provisions in our articles of association may result in the termination of our license from the Ministry of Communications or other sanctions provided for in our license.  For additional information, see Item 4.B. "Information on the Company – Business Overview – Regulation" in our Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated by reference into this prospectus.

In connection with our acquisition of Bezeq's satellite communications business in 2008, we agreed with the Israeli Ministry of Defense that the Israeli Prime Minister, at the request of the Israeli Minister of Defense may issue an order to our company requiring us to provide certain services to the Israeli Defense Forces. Pursuant to the order, we would be required to amend our articles of association in a manner that would require us to maintain a certain number of Israeli citizens and residents on our management team and board of directors, which comply with certain security clearance criteria, and we will be required to comply with certain requirements relating to security and protection of confidential information. To date, the Israeli Prime Minister has not issued such an order.  However, we cannot assure you that such order will not be issued in the future.

Our ability to establish or acquire our own teleports in countries other than Israel may be restricted by government regulation of the telecommunications industry, including laws subjecting our licenses to renewal and potential revocation, as well as laws prohibiting or limiting foreign ownership.

Some of the teleports we use are owned and operated by third parties.  Our customers and these third parties are responsible for obtaining any necessary licenses, approvals or operational authority for the transmission of data and/or audiovisual signals to and from the satellites that we, via our suppliers, use.  Failure by our customers or suppliers to obtain and maintain some or all regulatory licenses, authorizations or approvals could have a material adverse effect on our business.

We intend to expand our presence in markets in which we currently have hosted facilities by acquiring or establishing our own teleports and production facilities, such as the acquisition we completed in 2008 to acquire the Hawley Teleport in Pennsylvania.  Specifically, on May 1, 2008 after receiving the approval of the Federal Communications Commission ("FCC"), we acquired various wireless and earth station licenses (the "FCC Licenses") associated with the Hawley Teleport and now operate them on a non-common carrier basis for the provision of video and radio distribution services.  As an FCC licensee, we are subject to regulation primarily by the FCC, which ensures that licensees comply with the Communications Act of 1934, as amended (the "Communications Act") and related technical, licensing, operational, siting, and environmental protection regulations.  Any state or local zoning, land use, building or similar regulation that materially limits the transmission or reception by earth stations is preempted by federal law, subject to certain exceptions.  We believe that the Hawley Teleport materially complies with the Communications Act, FCC regulations, and any applicable state or local regulations.

The FCC Licenses also are subject to renewal upon the expiration of their license terms.  The FCC has routinely renewed the FCC Licenses in the past.  Most recently in 2011, RRsat successfully renewed three of its earth station licenses. The Communications Act, however, provides that licenses may be revoked for cause and applications to renew licenses may be denied if the FCC concludes the renewal would not serve the public interest.  We believe that the FCC Licenses will be renewed in the ordinary course, but we cannot provide assurances that the FCC will renew the FCC Licenses upon their expiration.  If an FCC License is revoked or not renewed, we could not provide services under that license, which may have a material adverse affect on our business.

In addition, the United States has restrictions on the foreign ownership of companies that directly or indirectly hold common carrier wireless licenses, including earth station licenses that are used to communicate with satellites, which could prevent us from acquiring or owning our own teleports in the United States to the extent we seek to operate the teleports on a common carrier basis.  In the event that we seek to operate the Hawley Teleport (or any other teleport in the United States) on a common carrier basis, U.S. law prohibits more than 20 percent of the capital stock of a common carrier wireless licensee to be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation.  Additionally, no more than 25 percent of the capital stock of an entity that directly or indirectly controls a common carrier wireless licensee may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation, if the FCC finds that prohibiting such indirect foreign ownership of a common carrier wireless licensee would serve the public interest.  The FCC, however, may allow indirect foreign ownership levels in excess of 25 percent, and even up to 100 percent, if it finds that the higher foreign ownership levels are consistent with the public interest.  Although the FCC has adopted a rebuttable presumption in favor of allowing indirect foreign ownership in excess of 25 percent by investors from World Trade Organization member countries, including Israel, there can be no assurance that we will be able to obtain a favorable ruling from the FCC in the future.  In addition, the Department of Justice, the Department of Homeland Security and the Federal Bureau of Investigation (the "Executive Agencies")  review FCC applications to acquire new or existing wireless licenses and can require the applicant to enter into an agreement addressing any national security concerns before the application is granted.  We were not, however, required to enter into a national security agreement with the Executive Agencies in connection with the acquisition of the Hawley Teleport, and the FCC Licenses include no other restrictions outside the ordinary course.  Restrictions on foreign ownership of teleports may also exist in other countries in which we would at some future date like to establish or acquire teleport facilities.  If we are not able to acquire additional teleports in the United States or other countries, our ability to expand our presence in those markets may be adversely affected.

We may also be affected by changes in the international regulatory regime pertaining to the provision of satellite services.  The use of the radio-frequency spectrum for the provision of satellite services is governed by rules set by the International Telecommunication Union (ITU), in particular the "Radio Regulations".  Developments or changes in ITU rules or policies may have an effect on government regulation, as well as on the satellite-related industry, in a variety of matters, such as the frequency bands used for space services or terrestrial services.

We could in the future be subject to new laws, policies or regulations, or changes in the interpretation or application of existing laws, policies and regulations that modify the present regulatory environment in Israel, the United States or other countries in which we may wish to own or operate teleport facilities.  For example, a country in which we currently operate without need of a license could modify its laws or regulations to require a license, which we may or may not be able to obtain.  Similarly, a country in which we may wish to acquire a teleport could modify its laws or regulations to prohibit or limit foreign ownership, which could impair our ability to acquire a teleport in that country.  For additional information, see Item 4.B. "Information on the Company – Business Overview – Regulation" in our Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated by reference into this prospectus.

Risks Relating to Our Operations in Israel

Potential political, economic and military instability in Israel, where two of our principal teleports and our senior management are located, may adversely affect our results of operations.

We are incorporated under the laws of the State of Israel, and our Re'em teleport, our Emek Ha'ela teleport, and our principal executive offices are located in Israel.  Accordingly, political, economic and military conditions in Israel may directly affect our business.  Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors.  Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations.  Since October 2000, terrorist violence in Israel has increased significantly.  In recent years, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities in December 2008 and January 2009 along Israel's border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel.   There were also extensive hostilities along Israel's northern border with Lebanon in the summer of 2006.  Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and cause our revenues to decrease.

In addition, recent popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries.  This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace through changes in oil and gas prices.  Any events that affect the State of Israel may impact us in unpredictable ways.  We have contingent plans, but these plans may be insufficient.  Should our operations be impacted in a significant way, this may adversely affect the results of our operations.

Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies.  These restrictive laws and policies may seriously limit our ability to offer our services to customers in these countries.

Our operations may be disrupted by the obligations of our personnel to perform military service.

Most of our employees are obligated to perform several weeks of military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances until they reach middle age.  In response to the increase in terrorist activity and hostilities in the region, there have been, at times, significant call-ups of military reservists, including in connection with recent hostilities along Israel's border with the Gaza Strip, and it is possible that there will be additional call-ups in the future.  Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees.  A disruption could materially adversely affect our business.

The tax benefits available to us under Israeli law require us to meet several conditions, including meeting export goals and applying plan administration rules, and may be terminated or reduced in the future, which would increase our taxes.

Since 2006 we have been realizing tax reductions resulting from the "approved enterprise" status of our facilities in Israel.  To be eligible for these tax benefits, we must meet conditions, including meeting export goals and applying plan administration rules.  If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received.  These tax benefits may not be continued in the future at their current levels, or at any level.  The termination or reduction of these benefits may increase our income tax expense in the future. See Item 10.E. "Additional Information – Taxation –Law for the Encouragement of Capital Investments, 1959" in our Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated by reference into this prospectus, for more information about our "approved enterprise" status.

You may have difficulties enforcing a U.S. judgment against us and our executive officers and directors or asserting U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel, and substantially all of our directors and executive officers are not residents of the United States and most of their assets and our assets are located outside the United States.  Service of process upon our non-U.S. resident directors or executive officers and enforcement of judgments obtained in the United States against us and our directors and executive officers may be difficult to obtain within the United States.  It may be difficult to assert U.S. securities law claims in original actions instituted in Israel.  Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the substance of the applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.  Furthermore, there is little binding case law in Israel addressing these matters.

Israeli courts might not enforce judgments rendered outside Israel which may make it difficult to collect on judgments rendered against us. Subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable only if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•	the judgment may no longer be appealed;

•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.  An Israeli court also will not declare a foreign judgment enforceable if:

•	the judgment was obtained by fraud;

•	there is a finding of lack of due process;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

•	the judgment is at variance with another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was brought in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

Risks Relating to the Offering and Our Ordinary Shares

Market prices of companies involved in the telecommunications industry, as well as our company, have been highly volatile and shareholders may not be able to resell their ordinary shares at or above the price they paid.

The trading price of our ordinary shares has been in the past, and may be in the future, subject to wide fluctuations. Since our ordinary shares commenced trading on NASDAQ on November 1, 2006 through January 31, 2012, the market price of the ordinary shares has fluctuated from $3.50 to $26.50. Factors that may affect the trading price include, but are not limited to:

•	the level of liquidity available for our shares;

•	changes in our shareholder base;

•	sales by the selling shareholders of substantial amounts of our ordinary shares, or the perception that these sales may occur in the future;

•	the gain or loss of significant customers;

•	fluctuations in the timing or amount of customer orders;

•	variations in our operating results;

•	changes in our backlog levels;

•	acquisitions or strategic alliances by us or others in our industry;

•	results of integration of acquired assets and businesses;

•	announcements of new services or service enhancements, technological innovations, new pricing strategies, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel, such as the upcoming replacement of our Chief Executive Officer;

•	commencement of, or involvement in, litigation; and

•	market conditions in our industry, the industries of our customers and the economy as a whole and the political developments in the Middle East or other areas of the world.

The trading price and volume for our ordinary shares may also be influenced by the research and reports that industry or securities analysts publish about us or our business.  If our future quarterly or annual operating results are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline.  Share price fluctuations may be amplified if the trading volume of our ordinary shares is low.

In addition, in recent years, the global stock markets have experienced significant price and volume fluctuations.  In the past, market fluctuations have, from time to time, particularly affected the market prices of the securities of many companies in our industry.  These broad market fluctuations could adversely affect the market price of our ordinary shares.

The sale of a substantial amount of our ordinary shares in the offering or the perception that these sales may occur in the future, could affect materially and adversely the market price of our ordinary shares.

Our principal shareholders, Del-Ta Engineering Equipment Ltd., or Del-Ta Engineering, and Kardan Communications Ltd., or Kardan Communications., and David Rivel are registering substantially all of their ordinary shares for resale pursuant to this prospectus, which ordinary shares represent approximately 71.2% of our outstanding ordinary shares as of April 2, 2012.

Although we have been notified by Del-Ta Engineering that it is registering the ordinary shares it beneficially owns at the request of one of its bank lenders, to whom a portion of its ordinary shares are pledged to secure a bank loan, sales by such shareholders of substantial amounts of our ordinary shares, or even the perception that these sales may occur in the future, could affect materially and adversely the market price of our ordinary shares.

We may not be able to fulfill our dividend policy in the future and holders of our ordinary shares may not receive any cash dividends.

Our board of directors adopted a dividend policy pursuant to which it may distribute each year not more than 50% of our cumulative retained earnings, subject to applicable law, our contractual obligations and provided that such distribution would not be detrimental to our operational needs or to any plans approved by our board of directors.  Our board of directors will consider, among other factors, our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs and other factors our board of directors deems relevant in order to reach its conclusion that a distribution of dividends will not prevent us from satisfying our existing and foreseeable obligations as they become due.  In 2009, 2010 and 2011, we distributed dividends to our shareholders in the aggregate amount of $8.5 million, $6.6 million and $4.2 million, respectively.

Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends.  Our ability to pay dividends is also subject to the requirements of Israeli law.  Further, our dividend policy, to the extent implemented, will significantly restrict our cash reserves and may adversely affect our ability to fund unexpected capital expenditures.  As a result, we may be required to borrow money or raise capital by issuing equity securities, which may not be possible on attractive terms or at all. Due to our approved enterprise program, dividend payments from earnings derived from our approved enterprise may result in additional taxes to our shareholders which are Israeli corporations.

If we are unable to fulfill our dividend policy, or pay dividends at levels anticipated by investors, the market price of our shares may be negatively affected and the value of your investment may be reduced.

Class action litigation due to share price volatility or other factors could cause us to incur substantial costs and divert our management's attention and resources.

In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company.  Companies such as ours in the telecommunications industry and other technology industries are particularly vulnerable to this kind of litigation as a result of the volatility of their share prices.  Any litigation of this sort could result in substantial costs and a diversion of management's attention and resources.

We are controlled by a small number of shareholders, who may make decisions with which other shareholders may disagree.

Our directors, executive officers, principal shareholders (including the selling shareholders) and their affiliated entities beneficially own approximately 76.1% of our outstanding ordinary shares as of April 2, 2012.  The interests of these shareholders may differ from the interests of other shareholders.  These shareholders, if acting together, could control our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the approval or rejection of mergers or other business combination transactions.  These shareholders have also entered into an agreement providing each of them with a right to tag along to certain sales of our shares by the selling shareholders, Del-Ta Engineering and Kardan Communications.  In addition, two of the selling shareholders, Del-Ta Engineering and David Rivel, our Chief Executive Officer, are parties to a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all his shares with respect to the election of directors.  This concentration of ownership may delay, prevent or deter a change in control, or deprive shareholders of a possible premium for their ordinary shares as part of a sale of our company.

Provisions of Israeli law, our Israeli Ministry of Communications licenses and current agreements among our principal shareholders may delay, prevent or make difficult an acquisition of us, prevent a change of control and negatively impact our share price.

Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions.  Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders.  For example, Israeli tax law may subject a shareholder who exchanges his or her ordinary shares for shares in a foreign corporation to taxation before disposition of the investment in the foreign corporation.  In addition, our license from the Israeli Ministry of Communications to operate our teleports in Israel impose certain restrictions on ownership of our shares, as described above under "Risks Relating to Government Regulation – Our license from the Israeli Ministry of Communications to operate our teleports impose certain restrictions on ownership of our shares. If these restrictions are breached, we could lose our license."  These provisions of Israeli law and of our license may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.  In addition, the tag-along agreement and shareholders agreement described above between our selling shareholders, which add to the concentration of ownership in our company, may have the effect of delaying or deterring a change in control of us, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our securities.

Our board of directors could choose not to negotiate with an acquiror that it did not feel was in our strategic interest.  If the acquiror were discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by anti-takeover measures, shareholders could lose the opportunity to sell their shares at a favorable price.

We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

We may be classified as a passive foreign investment company ("PFIC") by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor.  For example, U.S. investors who owned our ordinary shares during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances.  We do not intend to provide information to permit you to make a qualifying electing fund election to avoid the adverse U.S. tax consequences discussed above.  The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our ordinary shares during the current taxable year or any subsequent taxable year if we are treated as a PFIC for that taxable year.

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time.  Specifically, we will be classified as a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income, or (b) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income.  For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation's assets, and (b) received directly a proportionate share of the other corporation's income.

We do not believe that we were a PFIC for the preceding taxable year or will be a PFIC for the current taxable year.   However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.  For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, please see Item 10.E. "Additional Information – Taxation – U.S. Federal Income Tax Consequences" in our Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated by reference into this prospectus.

We depend and rely upon the experience of our selling shareholders, none of which has any obligation to assist us except as contracted.

We receive certain consulting services from our principal shareholders Del-Ta Engineering Equipment and Kardan Communication pursuant to a management services agreement, and commencing June 30, 2012 we will receive consulting services from David Rivel upon his retirement from serving as our Chief Executive Officer pursuant to a consulting agreement.  Del-Ta Engineering, Kardan Communications and David Rivel are offering their shares pursuant to this prospectus.  If any of them decides to discontinue the services they are providing, as a result of this offering or otherwise, we may not be able to obtain alternative consulting services from independent third parties on economical terms or at all.  In addition, these principal shareholders provide us with the benefit of their experience and extensive contacts in the industry, which they are not obligated to provide under their management services agreement and consulting agreement.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.  We do not comply with applicable NASDAQ requirements regarding the director nominations process and regularly scheduled meetings of independent directors at which only independent directors are present, and instead, we follow Israeli law and practice.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

We do not, nor are we required to, comply with certain NASDAQ requirements regarding the director nominations process, which require that director nominees be selected/determined, or recommended for the board of directors selection/determination, either by a majority of the independent directors or a committee comprised solely of independent directors.  Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders and our board of directors.  In addition, our independent directors do not have regularly scheduled meetings at which only independent directors are present, as such meetings are not required by Israeli law.

As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders' meetings.  In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ Marketplace Rules.

CAPITALIZATION

The table below sets forth the capitalization of our company as of December 31, 2011.

As of December 31, 2011
(U.S. dollars in thousands)
Cash and cash equivalents	$14,443
Marketable securities (long and short term) and short term deposits	$18,764
Working capital	$34,514
Total assets	$120,021
Total liabilities	$35,314
Retained earnings	$31,727
Shareholders' equity	$84,707

REASONS FOR THE OFFER AND USE OF PROCEEDS

This prospectus relates to the disposition by the selling shareholders of up to 12,355,040 of our ordinary shares, which were offered and sold to the selling shareholders outside of the United States in reliance on Regulation S promulgated under the Securities Act of 1933, as amended, on different occasions prior to our initial public offering in November 2006.

We are registering the ordinary shares for disposition by the selling shareholders pursuant to our commitment to the selling shareholders as set forth in the Registration Rights Agreement, dated September 13, 2006, among the company and the selling shareholders.  The selling shareholders will incur all expenses in connection with the registration of the ordinary shares.

We have been notified by Del-Ta Engineering, one of the selling shareholders, that it is registering the ordinary shares it beneficially owns at the request of one of its bank lenders, to whom a portion of its ordinary shares are pledged to secure a bank loan.

We will not receive any proceeds from the sale by the selling shareholders of our ordinary shares.

MARKET FOR OUR ORDINARY SHARES

Our ordinary shares began trading publicly on the NASDAQ Global Market on November 1, 2006 under the symbol "RRST," and commenced trading on the NASDAQ Global Select Market on January 1, 2008.  Prior to November 1, 2006, there was no public market for our ordinary shares.

The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported by the NASDAQ Global Market and the NASDAQ Global Select Market:

	High	Low

2007	$26.50	$10.35
2008	$19.99	$7.27
2009	$15.68	$9.50
2010	$12.50	$6.70
2011	$8.03	$3.77

2010

First quarter	$12.50	$9.52
Second quarter	$12.11	$8.54
Third quarter	$9.05	$7.02
Fourth quarter	$9.25	$6.70

2011
First quarter	$8.03	$7.10
Second quarter	$7.75	$6.62
Third quarter	$6.92	$5.10
Fourth quarter	$5.52	$3.77

Most recent six months
September 2011	$5.97	$5.10
October 2011	$5.52	$5.05
November 2011	$5.22	$4.35
December 2011	$4.50	$3.77
January 2012	$4.58	$3.50
February 2012	$4.60	$3.96
March 2012	$4.21	$3.86
April 2012 (through April 9, 2012)	$4.30	$4.07

On April 9, 2012, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $4.30 per share.

SELLING SHAREHOLDERS

The registration statement of which this prospectus forms a part covers up to 12,355,040 ordinary shares, which were offered and sold to the selling shareholders outside of the United States in reliance on Regulation S promulgated under the Securities Act of 1933, as amended, on different occasions prior to our initial public offering in November 2006.  Each of the selling shareholders, or their respective transferees, pledgees, donees or their successors, may resell, from time to time, all, some or none of the ordinary shares covered by this prospectus, as provided in this prospectus under the section entitled "Offer Statistics, Expected Time Table and Plan of Distribution" and in any applicable prospectus supplement.  However, we do not know when or in what amount the selling shareholders may offer their shares for sale under this prospectus, if any.

The following table, which was prepared based on information publicly filed or supplied to us by the selling shareholders, sets forth, with respect to each selling shareholder, the name of the selling shareholder, the number of shares beneficially owned by the selling shareholder and the number of shares to be offered by the selling shareholder pursuant to this prospectus.  The information in this table is based on 17,346,561 ordinary shares outstanding as of April 2, 2012.  In computing the number of ordinary shares beneficially owned by a selling shareholder and the percentage ownership of that selling shareholder, we deemed as outstanding ordinary shares that such selling shareholder has a right to acquire within 60 days of April 2, 2012.  We did not deem these ordinary shares outstanding, however, for the purpose of computing the percentage ownership of any other selling shareholder.  We have been notified by Kardan Communications that it has pledged all its ordinary shares of the company in favor of a bank to secure a bank loan.  We have been notified by Del-Ta Engineering that it has pledged 2,600,000 of its ordinary shares of the company in favor of a bank to secure a bank loan.

Name of selling shareholder	Number of Ordinary Shares Beneficially Owned Prior to Offering	Percentage of Ordinary Shares Beneficially Owned Prior to Offering	Number of Ordinary Shares Offered Pursuant to this Prospectus	Number of Ordinary Shares Beneficially Owned After Offering	Percentage of Ordinary Shares Beneficially Owned After Offering
Del-Ta Engineering Equipment Ltd. (2)	6,810,367	39.26%	6,085,800	724,567	4.18%
Kardan Communications Ltd. (3)	4,233,600	24.41%	4,233,600	0	0
David Rivel (4)	2,268,740	12.91%	2,035,640	233,100	*
_______

*	Less than 1%.

(1)
The number of outstanding ordinary shares is based on the ordinary shares outstanding as of April 2, 2012, and, except as noted in footnote 4 below, excludes 508,178 ordinary shares issuable upon the exercise of outstanding options, as of April 2, 2012, exercisable at a weighted average exercise price of $7.10 per share.

(2)
Based on Schedule 13G/A filed with the Commission on February 6, 2012 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd. is Inter-Gamma house industrial P.O.B 3805 Kfar Neter 40900.  Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of April 2, 2012, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 56.38% of the voting power and share capital of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of April 2, 2012, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 87.17% of the voting power and share capital of Inter-Gamma Investment Company Ltd.  Del-Ta Engineering Equipment Ltd. directly holds 6,139,300 of our ordinary shares.  InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., directly holds 671,067 of our ordinary shares.  In addition, Del-Ta Engineering Equipment Ltd. may be deemed the beneficial owner of an additional 2,268,740 ordinary shares that are beneficially owned by David Rivel, our founder and chief executive officer, by virtue of the irrevocable proxy for the election of directors that Mr. Rivel has granted to Del-Ta Engineering Equipment Ltd.  Mr. Oren disclaims beneficial ownership of the ordinary shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(3)
Based on Schedule 13G/A filed with the Commission on January 19, 2012 and on other information provided to us.  The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel-Aviv 64921, Israel.  Kardan Israel Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications Ltd.  As of March 31, 2012, Kardan Yazamut (2011) Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owned shares of Kardan Israel Ltd. representing approximately 73.67% of the voting power of Kardan Israel Ltd.

(4)
Based on Schedule 13G/A filed with the Commission on February 6, 2012 and on other information provided to us.  Includes currently exercisable options to purchase (i) 37,800 ordinary shares at an exercise price of $5.60 per share; (ii) 37,800 ordinary shares at an exercise price of $6.16 per share; (iii) 44,100 ordinary shares at an exercise price of $6.77 per share; (iv) 50,400 ordinary shares at an exercise price of $7.45 per share; and (v) 63,000 ordinary shares at an exercise price of $8.35 per share.

Certain Relationships – Selling Shareholders

Directors and Observers – Del-Ta Engineering

•
Alexander Milner, a member of our board of directors since January 2012, and a prior member of our board of directors from December 2006 until April 2011, is the Chairman of Rapac Communication & Infrastructure Ltd., the Managing Director of O.R.T. Technologies Ltd., and the Chairman of Orpak Systems Ltd. and Transway Ltd., affiliate companies of the selling shareholder, Del-Ta Engineering.

•
Ron Oren, a member of our board of directors since March 2006, is the Chief Executive Officer and President of Rapac Communication & Infrastructure Ltd., and a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Del-Ta Engineering, Orpak Systems Ltd. and O.R.T. Technologies Ltd.  Mr. Oren is also the son of Mr. Tanhum Oren who indirectly controls Del-Ta Engineering, as described in footnote (2) to selling shareholder table above.

•
Yigal Berman, an observer to our board of directors since October 2007, is the Vice President, Chief Financial Officer and Secretary of Inter-Gamma Investment Company Ltd., and serves as a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Rapac Communication & Infrastructure Ltd., Orpak Systems Ltd. and O.R.T. Technologies Ltd., affiliate companies of Del-Ta Engineering. Mr. Berman also served as our director from June 1993 through October 2007.

•
Gilad Ramot, a former director and Chief Executive Officer of Del-Ta Engineering, served as a member of our board of directors from April 2001 until January 2012, and as Chairman of our board of directors from April 2001 until May 2011.

Directors and Observers – Kardan Communications

•
Amit Ben-Yehuda, a member of our board of directors since March 2004, is Chief Executive Officer and a director of Kardan Communications and Chief Executive Officer and a director of Kardan Technologies Ltd.

•	Yosi Shahror, a member of our board of directors since March 2012, is the Chief Financial Officer of Kardan Communications Ltd. and Kardan Technologies Ltd.

•
Eytan Rechter, an observer to our board of directors since June 2011, is the Chief  Executive Officer and a member of the Board of Directors of Kardan Israel Ltd., a member of the controlling shareholders group of Kardan N.V. and a member of the controlling shareholders group, Chief Executive Officer and Director of Kardan Yazamut (2011) Ltd.  Mr. Rechter also serves as chairman of the board of directors of several subsidiaries of Kardan Israel Ltd.

•	Dan Levinson, a former Business Development Manager of Kardan Communications, served as a member of our board of directors from July 2008 until January 2012.

Shareholders Agreements

In October 2006, Del-Ta Engineering, Kardan Communications and David Rivel, our founder and Chief Executive Officer, referred to as the principal shareholders, entered into an agreement providing each principal shareholder with a right to tag along to any proposed sale of ordinary shares or other securities of the company by Del-Ta Engineering or Kardan Communications.  The tag along right does not apply to sales on a stock exchange and sales to specified permitted transferees.  Each principal shareholder has the right to tag along based on its pro rata share of our ordinary shares at the time of the proposed sale.  The agreement had an initial term of three years that commenced at the time of our initial public offering in November 2006.  At the end of each year, the agreement automatically extends for an additional one year period beyond the then current three year term unless one of the parties notifies the other parties at least 90 days prior to the end of the year that it does not wish to extend the agreement, in which case the agreement will expire at the end of the then applicable initial or extended three year term.  Furthermore, the agreement will terminate with respect to any shareholder on the date such shareholder's holdings represent less than 10% of our outstanding share capital.  We have been advised by these principal shareholders the term of the agreement was automatically extended.

Del-Ta Engineering and David Rivel have also entered into a shareholders agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by him at shareholders meetings on any matter relating to the election of directors, including their removal, substitution or replacement.  Del-Ta Engineering is entitled to exercise the irrevocable proxy in its sole discretion, but will be required to inform Mr. Rivel in advance how it intends to exercise its rights.  Del-Ta Engineering agreed to use its voting rights in support of Mr. Rivel's election to our board of directors.  In addition, Mr. Rivel granted Del-Ta Engineering a right of first refusal with respect to any proposed sale of his ordinary shares, whether in a transaction on a stock exchange or in a private transaction, including sales through a blind trust, except for sales to specified permitted transferees.  Del-Ta Engineering will be required to compensate Mr. Rivel in certain cases in the event Del-Ta Engineering does not exercise its right of first refusal.  The shareholders agreement had an initial term of three years that commenced at the time of our initial public offering in November 2006.  At the end of each year, the agreement automatically extends for an additional one year period beyond the then current three year term unless either party notifies the other during the month of April in any year that it does not wish to extend the agreement, in which case the agreement will expire at the end of the then applicable initial or extended three year term.  We have been advised by these principal shareholders that in November 2011, the term of the agreement was extended until November 2014.  Furthermore, the agreement will terminate on the earlier of (i) 30 days after the date on which the aggregate holdings of Del-Ta Engineering and David Rivel represent less than 47% of our outstanding share capital and (ii) two years after the date Mr. Rivel is no longer our Chief Executive Officer, unless Del-Ta Engineering and all the directors representing Del-Ta Engineering on our board of directors voted against the removal of Mr. Rivel from his position as our Chief Executive Officer.

Services Agreement and Consulting Agreement

In March 2006, we entered into a service agreement (which replaced an agreement of March 2001) with Datacom Communications L.R. Ltd., or Datacom, a company controlled by David Rivel, which was amended in September 2006 and December 2011, pursuant to which Datacom agreed to provide us with the services of David Rivel as our Chief Executive Officer.  We believe this agreement is equivalent to an employment agreement.  The term of the agreement was originally through December 31, 2011, which term was extended in December 2011 until June 30, 2012.  Either party may terminate the agreement upon 180 days' prior written notice.  If the agreement is terminated as a result of Mr. Rivel's death, we will pay Datacom a fee in the amount of $300 thousand plus VAT.

Pursuant to the agreement, Datacom is entitled to NIS 122,765 per month (adjusted to the Israeli CPI from August 2006) plus VAT as compensation for Mr. Rivel's services as our Chief Executive Officer.  Datacom is also entitled to a bonus of 6% of our annual net income up to $1 million, 8% of our annual net income above $1 million and up to our historical highest annual net income, 10% of our annual net income above our historical highest annual net income and up to 120% of our historical highest annual net income, and 15% of our annual net income above 120% of our historical highest annual net income.  For the six months ended June 30, 2012, Datacom shall be entitled to a pro rata portion of the annual bonus based on full fiscal year 2012 results. For the purpose of determining the bonus, taxes, management fees to other shareholders and specified expenses and losses are excluded from the calculation of annual net income.  We also provide Mr. Rivel with certain benefits that are customary for senior officers in Israel, such as the use of a company car and reimbursement of home telephone expenses.

Pursuant to this agreement, Mr. Rivel was granted options to purchase a total of 233,100 ordinary shares.  The options vested in five installments over a period of four years, beginning on December 31, 2006, when approximately 1/6 of the options vested.  These options are exercisable at exercise prices ranging from $5.60 per ordinary share to $8.35 per ordinary share.  The vested options will expire 6 months following termination of the services agreement n June 30, 2012.  As of April 2, 2012, all of the options are vested, and none of the options have been exercised by Mr. Rivel.

We have also agreed to indemnify Datacom and David Rivel for any expense or loss they may incur as a result of claims made against Datacom and David Rivel, which would have been indemnifiable by us or subject to insurance coverage had the claim been made directly against David Rivel as our office holder.

We have also agreed with David Rivel that following the expiration or termination of the agreement with Datacom during 2012 for any reason other than as a result of Mr. Rivel's death, we will pay Mr. Rivel, in consideration for a non-competition undertaking on his part for a period of 24 months, $650 thousand.

Consulting Agreement.  In December 2011, we entered into a consulting agreement with Datacom, whereby upon termination of the services agreement and the retirement of Mr. Rivel from serving as our Chief Executive Officer on June 30, 2012, we will continue to benefit from Mr. Rivel's experience and capabilities.  Pursuant to the consulting agreement, Datacom will provide consulting services to the company, as requested and directed from time to time by the Chairman of the board of directors and the successor Chief Executive Officer then in office.  The agreement shall extend for a period of two years from July 1, 2012 through June 30, 2014.  In consideration for the services, we will pay Datacom an annual fee of $60,000 plus VAT, payable in four equal quarterly installments, and reimburse Datacom for certain car expenses incurred by Mr. Rivel not to exceed NIS 17,500 plus VAT per month until February 2013.

Lior Rival and Maya Rival.  We also have employment agreements with Lior Rival, our Vice President – Sales and Marketing, who is the son of David Rivel, and with Maya Rival, our Vice-President Operations, who is the daughter of David Rivel.  These agreements can be terminated at will without notice, except as required by Israeli law.  Lior Rival is also entitled to an annual bonus subject to compliance with criteria based on our annual gross profit.

Registration Rights Agreement.

Our selling shareholders have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities and we agreed to use our best efforts to assist the selling shareholders in disposing of such shares so long as we will not be required to bear any expense or subject ourselves to any liability in connection with, or as a result of, such assistance.  We are filing the registration statement of which this prospectus forms a part pursuant to this agreement.

Management Services Agreement.

In October 2006, we entered into a management service agreement with Del-Ta Engineering and Kardan Communications effective as of January 2007.  This agreement sets forth the management and consulting services that Del-Ta Engineering and Kardan Communications are obligated to provide us and the annual management fees payable thereunder as follows: (i) $235,000 to Del-Ta Engineering and (ii) $163,000 to Kardan Communications.  This agreement provided initially for a one year term and renewed automatically for one year periods.  Each of Del-Ta Engineering and Kardan Communications agreed not to terminate or amend the agreement without the consent of the other service provider.  Del-Ta Engineering and Kardan Communications also agreed that for so long as each has a representative serving on our board of directors, neither party will vote at any shareholder vote in favor of terminating or not renewing the agreement.  In June 2011, the management services agreement was amended to provide that the term of the agreement shall extend until June 2014 unless terminated earlier by us or, jointly, by Del-Ta Engineering and Kardan Communications.  The payments pursuant to this agreement totaled $398,000 in 2009, 2010 and 2011.

Commerical Agreements.

We entered into various service agreements with Baby First TV LLC, or BFTV LLC, a company in which Kardan Communications holds 30.13% of the share capital and one of our directors serves as a director.  Under these agreements, BFTV LLC agreed to purchase from us certain playout and uplink services in consideration for an aggregate monthly payment of approximately $79,555 as of February 2012.  The agreements are due to expire through September 2014.

We entered into various service agreements with IVP-Ivory Video Productions Ltd., a company in which Kardan Communications holds 54.23% of the share capital and one of our directors serves as a director.  Under these agreements IVP-Ivory Video Productions Ltd. agreed to purchase from us certain uplink and connectivity services, in consideration for an aggregate monthly payment of approximately – $12,700 and €13,000, as of February 2012.  The agreements are due to expire through December, 2014.

OFFER STATISTICS, EXPECTED TIME TABLE AND PLAN OF DISTRIBUTION

We are registering 12,355,040 ordinary shares issued to the selling shareholders to permit the resale of such ordinary shares by the selling shareholders and their permitted assignees, transferees, donees, or other successors-in-interest of the ordinary shares from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares.

The selling shareholders may sell all or a portion of the ordinary shares beneficially owned by them in an offering underwritten and/or managed by an investment banking firm or broker-dealer in open market transactions, privately negotiated transactions, ordinary brokerage transactions or any other method permitted by applicable law.

The selling shareholders may, in addition to selling all or a portion of the ordinary shares beneficially owned by them as described above, sell or otherwise dispose of the ordinary shares in open market transactions, privately negotiated transactions, ordinary brokerage transactions, transactions in which the broker-dealer solicits purchasers, a combination of such methods or any other method permitted by applicable law, including pursuant to Rule 144 of the Securities Act.  In addition, the selling shareholders shall be entitled to sell their ordinary shares without volume or time restrictions in connection with a third party's acquisition or proposed acquisition of us, or a tender offer for, merger or change of control of, us.

Underwriters or broker-dealers engaged by the selling shareholders may arrange for other underwriters or broker-dealers to participate in sales.  If the ordinary shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions.  The ordinary shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions, on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale; in the over-the-counter market; in transactions otherwise than on these exchanges or systems or in the over-the-counter market; through the writing of options, whether such options are listed on an options exchange or otherwise; ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; block trades in which a selling shareholder will engage a broker-dealer as agent, who will then attempt to sell the ordinary shares, but may position and resell a portion of the block as principal to facilitate the transaction; purchases by a broker-dealer as principal and resale by the broker-dealer for its account; an exchange distribution in accordance with the rules of the applicable exchange; ordinary brokerage transactions, transactions in which the broker-dealer solicits purchasers; privately negotiated transactions; or in short sale transactions.  Broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share; a combination of any such methods of sale; and any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling ordinary shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the ordinary shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the ordinary shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which such broker-dealer may in turn engage in short sales of the ordinary shares in the course of hedging in positions they assume.  The selling shareholders may also sell ordinary shares short and deliver ordinary shares covered by this prospectus to close out short positions.  The selling shareholders may also loan or pledge ordinary shares to broker-dealers that in turn may sell such shares.

We have been notified by Kardan Communications that it has pledged all its ordinary shares of the company in favor of a bank to secure a bank loan, and we have been notified by Del-Ta Engineering Equipment Ltd. that it has pledged 2,600,000 of its ordinary shares of the company in favor of a bank to secure a bank loan. In addition, the selling shareholders may pledge or grant an additional or substitute security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  The selling shareholders also may transfer, gift and/or donate the ordinary shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus or any amendment to this prospectus under Rule 424(b) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include such transferee.

The selling shareholders and any underwriter(s) or broker-dealer participating in the distribution of the ordinary shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the ordinary shares is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of ordinary shares being offered and the terms of the offering, including the name or names of any underwriter(s), broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to such underwriter(s) or broker-dealers, where applicable, and any other facts material to the transaction.

Under the state securities laws, the ordinary shares may be sold only through registered or licensed brokers or dealers.

There can be no assurance that any selling shareholder will sell any or all of the ordinary shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ordinary shares by the selling shareholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares to engage in market-making activities with respect to the ordinary shares.  All of the foregoing may affect the marketability of the ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares.

Once sold under the registration statement, of which this prospectus forms a part, the ordinary shares will be freely tradable in the hands of persons other than our affiliates.

EXPENSES ASSOCIATED WITH THE REGISTRATION

The selling shareholders will bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statement, of which this prospectus forms a part.  We estimate these expenses to be approximately $105,000, which include the following categories of expenses:

SEC registration fee	$5,665
EDGAR and photocopying fees*	3,000
Legal fees and expenses*	60,000
Accounting fees and expenses*	30,000
Transfer agent and registrar fees, and agent for service of process fees*	5,000
Miscellaneous expenses*	1,335
Total Expenses	$105,000

                * Estimated soley for the purposes of this Item. Actual expenses may vary.

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

Non-residents of Israel who purchase our ordinary shares may freely convert all amounts received in Israeli currency in respect of such ordinary shares, whether as a dividend, liquidation distribution or as proceeds from the sale of the ordinary shares, into freely-repatriable non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided in each case that the applicable Israeli income tax, if any, is paid or withheld).

Until May 1998, Israel imposed extensive restrictions on transactions in foreign currency. These restrictions were largely lifted in May 1998.  Since January 1, 2003, all exchange control restrictions have been eliminated (although there are still reporting requirements for foreign currency transactions).  Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

The State of Israel does not restrict in any way the ownership or voting of our ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

EXPERTS

The consolidated financial statements of RRsat Global Communications Network Ltd. as of December 31, 2010 and 2011, and for each of the years in the three-year period ended December 31, 2011, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 have been incorporated by reference herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the ordinary shares offered hereunder will be passed upon for us by Naschitz, Brandes & Co., Tel-Aviv, Israel, our Israeli counsel.

MATERIAL CHANGES

Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, in our Reports on Form 6-K filed or submitted under the Exchange Act and incorporated by reference herein and as disclosed in this prospectus, no reportable material changes have occurred since December 31, 2011.

WHERE YOU CAN FIND MORE INFORMATION;
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We file annual and special reports and other information with the Commission (File Number 001-33085).  These filings contain important information which does not appear in this prospectus.  For further information about us, you may read and copy these filings at the Commission's public reference room at 100 F Street, N.E, Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling (202) 551-8090.

The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the Commission.  We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the Commission on Form 20-F under the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement, and after the date of this prospectus and prior to the time that all of the securities offered by this prospectus have been sold or de-registered.

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

•	Our Reports on Form 6-K furnished to the Commission on March 14, 2012 and March 26, 2012.

•
The description of our ordinary shares contained in our Registration Statement on Form 8-A (File No. 001-33085) filed with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, on October 13, 2006.

In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference.  Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents.  Please direct your written or telephone requests to RRsat Global Communications Network Ltd., RRsat Building, Hanegev Street, POBox 1056, Airport City 70100, Israel, Attn: General Counsel; telephone number +972-3-928-0808.  You may also obtain information about us by visiting our website at www.rrsat.com.  The reference to our website is intended to be an inactive textual reference and the contents of our website are not intended to be incorporated into this prospectus.

 We are an Israeli company and are a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or Exchange Act.  As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers, directors and principal shareholders are exempt from Section 16 of the Exchange Act; and we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Naschitz, Brandes & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel.  However, subject to specified time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment,

•	the judgment is no longer appealable,

•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy, and

•	the judgment is executory in the state in which it was given.

Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

An Israeli court also will not declare a foreign judgment enforceable if:

•	the judgment was obtained by fraud,

•	there was no due process,

•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel,

•	the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid, or

•	at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in the state and federal courts sitting in the City of New York, Borough of Manhattan arising out of this offering or any purchase or sale of securities in connection therewith.  We have not given consent for this agent to accept service of process in connection with any other claim.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency.  Judgment creditors must bear the risk of unfavorable exchange rates.

RRsat Global Communications Network Ltd.

12,355,040 Ordinary Shares

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Prospectus

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Prospectus dated April 10, 2012